Exhibit 99.1

IMMURON LIMITED

ACN 063 114 045

(ASX code: IMC, NASDAQ code: IMRN)

NOTICE OF 2024 ANNUAL GENERAL MEETING AND

EXPLANATORY MEMORANDUM

Date and Time of Meeting:

Monday, 18 November 2024 at 11.00 am

Place of Meeting:

The Offices of K & L Gates,
Level 25, Rialto South Tower,
525 Collins Street Melbourne, Victoria

And virtually at

https://bit.ly/IMCAGM2024

If Shareholders are unable to attend the Meeting in person or using the online platform they are encouraged to return the proxy form to the Company in accordance with the instructions thereon.

Returning the proxy form will not preclude a Shareholder from attending and voting at the Meeting in person or utilising the online platform should they elect to do so.

This Notice of Annual General Meeting and Explanatory Memorandum should be read in its entirety. If you are in doubt as to how to vote on any of the Resolutions, you should seek advice from your accountant, solicitor or other professional adviser without delay.

IMMURON LIMITED

ACN 063 114 045

Notice of 2024 Annual General Meeting

Notice is given that a general meeting of the shareholders of Immuron Limited ACN 063 114 045 (Company or Immuron) will be held at the offices of the Offices of K & L Gates, Level 25, Rialto South Tower, 525 Collins Street Melbourne, Victoria and virtually (online) at https://bit.ly/IMCAGM2024 on Monday, 18 November 2024 at 11.00 am (Melbourne time) for the purpose of considering and if thought fit passing the resolutions as stated below.

Webcast meeting details

To register to attend the webcast meeting, please click this link https://bit.ly/IMCAGM2024.

After registering, you will receive a confirmation email containing information about joining the Meeting. A guide to registration and voting is available here https://www.automicgroup.com.au/virtual-agms.

To participate in the webcast meeting you will need a desktop or mobile/tablet device with internet access. When you log onto the online platform to register to attend the AGM, you will need to provide your details (including SRN or HIN) to be verified as a Shareholder.

Please note that additional information concerning the proposed resolutions is contained in the Explanatory Memorandum that accompanies and forms part of this Notice of Annual General Meeting. Voting Exclusions to some the following resolutions appear below and are deemed to form part of this Notice.

Business of the Meeting

Financial statements and reports

To receive and consider the financial statements and the reports of the Directors and of the Auditors for the year ended 30 June 2024.

Resolution 1: Adoption of Remuneration Report

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

“That the Remuneration Report for the year ended 30 June 2024 as set out in the Company’s Annual Report for the year ended 30 June 2024 be adopted.”

*Please note that section 250R(3) of the Corporations Act 2001 (Cth) provides that the vote on this resolution is advisory only and does not bind the Directors or the Company

A voting exclusion statement in respect of this Resolution is set out below.

Resolution 2: Re-election of Mr Daniel Pollock

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

“That pursuant to the Company’s Constitution and for all other purposes, the members of the Company approve the re-election of Mr Daniel Pollock as a Non-Executive Director of the Company, who pursuant to clause 13.3 of the Company’s Constitution is retiring by rotation and being eligible offers himself for re-election.”

Resolution 3: Election of Dr Jeannette Joughin

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

“That Shareholders elect Dr Jeannette Joughin, who was appointed as a director by the Board on 1 June 2024 to fill a casual vacancy, whose appointment as a Director expires at this Annual General Meeting in accordance with Listing Rule 14.4, and being eligible offers herself for election by Shareholders.”

Resolution 4: Approval of increased placement capacity

To consider and, if thought fit, to pass the following resolution as a special resolution:

“That pursuant to and in accordance with ASX Listing Rule 7.1A and for all other purposes, Shareholders approve the increase in the capacity of the Company to issue equity securities up to 10% of the issued capital of the Company (at the time of the issue) calculated in accordance with the formula prescribed in Listing Rule 7.1A.2 and on the terms and conditions stated in the Explanatory Memorandum which accompanies and forms part of this Notice of Meeting.”

A voting exclusion statement in respect of this Resolution is set out below.

Resolution 5: Approval of the Issue of Options to Dr Jeannette Joughin

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

“That, for the purposes of ASX Listing Rule 10.14 and for all other purposes, shareholders approve the issue of 1,000,000 Options to Dr Jeannette Joughin on the terms and conditions set out in the Explanatory Memorandum which accompanies and forms part of this Notice of Meeting.”

A voting exclusion statement in respect of this Resolution is set out below.

Resolution 6: Approval of the Issue of Options to Mr Daniel Pollock

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

“That, for the purposes of ASX Listing Rule 10.14 and for all other purposes, shareholders approve the issue of 1,000,000 Options to Mr Daniel Pollock on the terms and conditions set out in the Explanatory Memorandum which accompanies and forms part of this Notice of Meeting.”

A voting exclusion statement in respect of this Resolution is set out below.

Resolution 7: Approval of the Issue of Options to Prof. Ravi Savarirayan

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

“That, for the purposes of ASX Listing Rule 10.14 and for all other purposes, shareholders approve the issue of 1,000,000 Options to Prof. Ravi Savarirayan on the terms and conditions set out in the Explanatory Memorandum which accompanies and forms part of this Notice of Meeting.”

A voting exclusion statement in respect of this Resolution is set out below.

By order of the Board

Phillip Hains

Company Secretary

18 October 2024

Voting Exclusion Statement

Corporations Act

Resolution 1 - The Company will disregard votes cast by a member of the Key Management Personnel details of whose remuneration are included in the Remuneration Report, or a closely related party of such a member, in contravention of section 250R or 250BD Corporations Act. Restrictions also apply to votes cast as proxy unless exceptions apply.

For the purposes of section 224 Corporations Act, the Company will not disregard a vote if:

(a)	it is cast by a person as a proxy appointed in writing that specifies how the proxy is to vote on the proposed resolution; and

(b)	it is not cast on behalf of a related party or associate of a related party of the Company to whom the resolution would permit a financial benefit to be given or an associate of such a related party.

Listing Rules

In accordance with the Listing Rule 14.11, the Company will disregard votes cast in favour of the resolution by or on behalf of:

Resolution 4: Approval of increased placement capacity	(a)

if at the time the approval of Resolution 4 is sought the Company is proposing to make an issue of securities under rule 7.1A.2, any person who is expected to participate in, or who will obtain a material benefit as a result of, the proposed issue (except a benefit solely by reason of being a holder of ordinary securities in the Company; or

	(b)	an associate of such a person.

Resolution 5 Approval of the Issue of Options to Dr Jeannette Joughin	(a)	any person referred to in Listing Rules 10.14.1, 10.14.2 or 10.14.3 who is eligible to participate in this employee incentive scheme; or
	(b)	an associate of such a person.

Resolution 6 Approval of the Issue of Options to Mr Daniel Pollock	(a)	any person referred to in Listing Rules 10.14.1, 10.14.2 or 10.14.3 who is eligible to participate in this employee incentive scheme; or
	(b)	an associate of such a person.

Resolution 7 Approval of the Issue of Options to Ravi Savarirayan	(a)	any person referred to in Listing Rules 10.14.1, 10.14.2 or 10.14.3 who is eligible to participate in this employee incentive scheme; or
	(b)	an associate of such a person.

However, this does not apply to a vote cast in favour of a resolution by:

(a)	a person as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with directions given to the proxy or attorney to vote on the resolution in that way; or

(b)	the chair of the meeting as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with a direction given to the chair to vote on the resolution as the chair decides; or

(c)	a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

(i)	the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the resolution; and

(ii)	the holder votes on the resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

VOTING ENTITLEMENT NOTICE

1.	Entitlement to vote

For the purposes of the Meeting, the Company has determined that in accordance with regulation 7.11.37 of the Corporations Regulations, shares will be taken to be held by the persons registered as holders at 7:00 pm (Melbourne time) on Saturday, 16 November 2024. Accordingly, transfers registered after that time will be disregarded in determining entitlements to vote at the Meeting.

2.	Voting at the meeting

You may vote by participating in the Meeting at the above described venue or by appointing an attorney or corporate representative to participate in the Meeting and vote for you. Alternatively, Shareholders who are entitled to vote at the Meeting may vote by appointing a proxy to participate and vote on their behalf, using the Proxy Form accompanying this Notice of Meeting or by appointing a proxy online.

(a)	Jointly held Shares

If more than one Shareholder votes in respect of jointly held Shares, only the vote of the Shareholder whose name appears first in the share register will be counted whether the vote is given personally, by attorney or proxy.

(b)	Voting in person

Shareholders wishing to vote, or their attorneys or in the case of a Shareholder or proxy which is a corporation, corporate representatives, may attend the Meeting in person at K & L Gates, Level 25, Rialto South Tower, 525 Collins Street Melbourne, Victoria at 11.00 am (Melbourne time) on Monday, 18 November 2024. It is suggested that participants attend 15 minutes prior to the time designated for the commencement of the Meeting, if possible, to register and to obtain a voting card.

(c)	Voting by attending virtually

Shareholders wishing to vote virtually, or their attorneys or in the case of a Shareholder or proxy which is a corporation, corporate representatives, must log in online on the Automic portal to participate in the Meeting to be held at 11.00 am (Melbourne time) on Monday, 18 November 2024 by clicking on the following link: https://bit.ly/IMCAGM2024 .

Shareholders who do not have an account with Automic are strongly encouraged to register as soon as possible and well in advance of the Meeting to avoid any delays on the day of the Meeting. An account can be created via the following link https://investor.automic.com.au and then clicking on “register” and following the prompts. Shareholders will require their holder number (securityholder reference number (SRN) or holder identification number (HIN)) to create an account with Automic.

For further information on the live voting process please see the Registration and Voting Guide at https://bit.ly/AGM-Meeting-Guide .

Shareholders, their attorneys or in the case of Shareholders or proxies which are corporations, corporate representatives, who plan to participate virtually in the Meeting should log in online 30 minutes prior to the time designated for the commencement of the Meeting, if possible, to register and to obtain an electronic voting card.

(d)	Voting by proxy

Shareholders wishing to appoint a proxy to vote on their behalf at the Meeting must either complete and sign or validly authenticate the personalised Proxy Form which accompanies this Notice of Meeting or lodge their proxy online. A person appointed as a proxy may be an individual or a body corporate.

Completed Proxy Forms must be delivered to the Share Registry by 11.00 am (Melbourne time) on Saturday, 16 November 2024 in any of the following ways:

(i)	By mail in the enclosed reply-paid envelope (or the self-addressed envelope, for Shareholders whose registered address is outside Australia) provided to the Share Registry:

Immuron Limited

C/- Automic Registry Services

GPO Box 5193

Sydney NSW 2001

(ii)	By email to the Share Registry at meetings@automicgroup.com.au

(iii)	Online if you wish to appoint your proxy online, you should do so by visiting https://investor.automic.com.au/#/loginsah and following the instructions on that website. Online appointments of proxies must be done by 11.00 am (Melbourne time) on Saturday, 16 November 2024.

(iv)	By Hand:

C/- Automic Registry Services

Level 5, 126 Phillip Street

Sydney NSW 2000

A proxy need not be a Shareholder.

If you appoint a proxy and subsequently wish to attend the meeting yourself, the proxy will retain your vote and you will be unable to vote yourself unless you notify the registrar of the revocation of your proxy appointment before the commencement of the Meeting. You may notify the registrar by calling 1300 288 664 (within Australia) or +61 2 9698 5414 (overseas).

If a proxy appointment is signed by a Shareholder but does not name the proxy or proxies in whose favour it is given, the Chairman will act as proxy.

You are entitled to appoint up to two proxies to participate in the meeting and vote on a poll. If you appoint two proxies you must specify the percentage of votes or number of securities for each proxy, otherwise each proxy may exercise half of the votes. When appointing a second proxy you must specify the names of each proxy and the percentage of votes or number of securities for each proxy on the Proxy Form. Replacement Proxy Forms can also be obtained from the Share Registry.

If you hold Shares jointly with one or more other persons, in order for your proxy appointment to be valid, each of you must sign the Proxy Form.

(e)	Undirected proxies

If a Shareholder nominates the chairman of the Meeting as that Shareholder’s proxy, the person acting as chairman of the Meeting must act as proxy under the appointment in respect of any or all items of business to be considered at the Meeting.

If a proxy appointment is signed or validly authenticated by that Shareholder but does not name the proxy or proxies in whose favour it is given, the Chairman of the Meeting will act as proxy in respect of any or all items of business to be considered at the Meeting.

Proxy appointments in favour of the Chairman of the Meeting, the Company Secretary or any Director which do not contain a direction as to how to vote will be voted in favour of the resolution at the Meeting.

The Chairman intends to vote undirected proxies of which the chair is appointed as proxy in favour of the resolutions.

(f)	Voting by attorney

If you wish to appoint an attorney to vote at the Meeting, the original or a certified copy of the power of attorney under which the attorney has been appointed must be received by the Share Registry no later than 11.00 am (Melbourne time) on Saturday, 16 November 2024 (or if the Meeting is adjourned or postponed, no later than 48 hours before the resumption of the Meeting in relation to the resumed part of the Meeting).

Any power of attorney granted by a Shareholder will, as between the Company and that Shareholder, continue in force and may be acted on, unless express notice in writing of its revocation or the death of the relevant Shareholder is lodged with the Company.

Your appointment of an attorney does not preclude you from logging in online and participating and voting at the Meeting. The appointment of your attorney is not revoked merely by your participation and taking part in the Meeting, but if you vote on a resolution, the attorney is not entitled to vote, and must not vote, as your attorney on that resolution.

(g)	Voting by corporate representative

To vote by corporate representative at the Meeting, a Shareholder or proxy who is a corporation should obtain a Certificate of Appointment of Corporate Representative from the Share Registry, complete and sign the form in accordance with the instructions on it. The completed appointment form should be lodged with the Share Registry before 11.00 am (Melbourne time) on Saturday, 16 November 2024.

The appointment of a representative may set out restrictions on the representative’s powers. The appointment must comply with section 250D of the Corporations Act.

The original Certificate of Appointment of Corporate Representative, a certified copy of the Certificate of Appointment of Corporate Representative, or a certificate of the body corporate evidencing the appointment of a representative is prima facie evidence of a representative having been appointed.

IMMURON LIMITED

ACN 063 114 045

Explanatory Memorandum

This Explanatory Memorandum has been prepared for the information of Shareholders in connection with the business to be conducted at the Annual General Meeting of Shareholders to be held at 11.00 am (Melbourne time) on Monday, 18 November 2024 (Meeting).

1.	Accounts and Reports

The Corporations Act requires the Company to provide before the Annual General Meeting, the Financial Report, Directors’ report (including the Remuneration Report) and the Auditor’s Report for the financial year ended 30 June 2024.

Shareholders will be offered the opportunity to discuss the Financial Report, Directors’ Report and Auditor’s Report at the Meeting. Copies of these reports can be found on the Company’s website www.immuron.com.au.

There is no requirement for Shareholders to approve the Financial Report, Directors’ Report and Auditor’s Report. Shareholders will be offered the following opportunities:

(a)	discuss the Annual Report for the financial year ended 30 June 2024;

(b)	ask questions or make comments on the management of the Company; and

(c)	ask the auditor questions about the conduct of the audit and preparation and content of the Auditor’s Report.

In addition to taking questions at the Annual General Meeting, written questions to the Chairman about the management of the Company, or to the Company’s auditor about:

(a)	the preparation and content of the Auditor’s Report;

(b)	the conduct of the audit;

(c)	accounting policies adopted by the Company in relation to the preparation of the financial statements; and

(d)	the independence of the auditor in relation to the conduct of the audit,

may be submitted no later than 5 business days before the Annual General Meeting to the Company Secretary at the Company’s registered office.

2.	Resolution 1: Adoption of Remuneration Report

2.1	Corporations Act

Under the Corporations Act, listed entities are required to put to the vote a resolution that the Remuneration Report section of the Directors’ Report be adopted. This Remuneration Report can be found in the Company’s 2024 Annual Report. It sets out a range of matters relating to the remuneration of Directors, the Company Secretary and senior executives of the Company.

A vote on this resolution is advisory only and does not bind the Directors or the Company. A copy of the Company’s 2024 Annual Report can be found on its website at www.immuron.com.au.

The Corporations Act provides that:

(a)	members of the Key Management Personnel whose remuneration details are included in the Remuneration Report (and any closely related party of those members) are not permitted to vote on a resolution to approve the Remuneration Report, and

(b)	if the vote to approve the Remuneration Report receives a “no” vote by at least 25% of the votes cast, this will constitute a “first strike”.

The Company’s current “strike” count is zero. If a “first strike” was to occur at the 2024 Annual General Meeting:

(c)	the Company’s subsequent Remuneration Report (in other words, the Company’s Remuneration Report to be included in the 2024 Annual Report) must include an explanation of the Board’s proposed action in response to a 2024 “no vote” or an explanation of why no action has been taken; and

(d)	if the Company’s subsequent (i.e. 2024) Remuneration Report also receives a “no vote” at the 2024 Annual General Meeting of at least 25% of the votes cast, then Shareholders at the 2024 Annual General Meeting will be asked (at that 2024 Annual General Meeting) to vote on whether or not the Company is to hold another general Shareholder’s meeting (within the following 90 days) to vote on a “spill resolution” under section 250V of the Corporations Act.

2.2	Board Recommendation

As set out in the Notice of Meeting, any member of the Key Management Personnel whose remuneration details are included in the Remuneration Report, together with a closely related party of those members, are excluded from casting a vote on Resolution 1.

Accordingly, the Board abstains from making a recommendation in relation to Resolution 1. The Chairman intends to exercise all undirected proxies in favour of Resolution 1.

3.	Resolution 2: Re-election of Mr Daniel Pollock

3.1	Background

Clause 13.3 of the Company’s Constitution provides that no Director may hold office for a period in excess of 3 years, or beyond the third annual general meeting following the Director’s election, whichever is the longer, without submitting himself for re-election.

Mr Daniel Pollock was re-elected as a Non-Executive Director on 15 December 2021, being eligible, offers himself for re-election.

Daniel Pollock Non-Executive Director
Appointment date	11 October 2012
Qualifications	Mr Pollock holds a Bachelor of Laws and Diploma in Professional Legal Practice and is a lawyer admitted in both Scotland and Australia and holding practising certificates in both jurisdictions.
Experience

Mr Pollock is a sole practitioner in his own legal firm based in Melbourne which operates internationally and specialises in commercial law. Further, he is executive director and co-owner of Great Accommodation Pty Ltd, a property management business operating in Victoria.

He has had historical involvement as a seed investor and board member of a number of small unlisted companies. The most recent of these was an e-pharmacy company where he was heavily involved in its commercial growth and ultimate sale to a large listed health services company.

Other current directorships	None
Special responsibilities	Chair of the Audit and Risk Committee Member of the Remuneration and Nomination Committee

3.1	Board Recommendation

The Directors (other than Mr Daniel Pollock) recommend that Shareholders vote in favour of this Resolution 2. The Chairman intends to exercise all undirected proxies in favour of Resolution 2.

4.	Resolution 3: Election of director - Dr Jeannette Joughin

4.1	Background

Dr Jeannette Joughin was appointed on 1 June 2024 to fill a casual vacancy on the Board, in accordance with the Company’s’ Constitution.

Dr Jeannette Joughin Non-Executive Director
Appointment date	1 June 2024
Qualifications	Dr. Joughin holds a Bachelor of Science (Honours) and a PhD, Immunology from Monash University.
Experience	Dr. Joughin is an experienced biopharmaceutical and medical device leader with 20+ years’ experience locally and internationally. Her operational and leadership experience has been forged through conducting research at universities and holding clinical and commercial positions of increasing seniority in multi-national pharmaceutical companies, start-up environments in private and listed companies located in the USA, Europe and Australia, and as a Venture Partner working with local and global portfolio companies.
Other current directorships	Nil.
Special responsibilities	Member of Remuneration and Nomination Committee. Member of Audit and Risk Committee.

4.2	Board Recommendation

The Directors (other than Dr Jeannette Joughin) recommend that Shareholders vote in favour of this Resolution 3. The Chairman intends to exercise all undirected proxies in favour of Resolution 3.

5.	Resolution 4: Approval of increased placement capacity

5.1	Placement capacity

ASX Listing Rule 7.1A enables eligible entities, after obtaining shareholder approval by special resolution at an annual general meeting, to issue equity securities up to 10% of its issued share capital through placements over a 12 month period after the annual general meeting (10% Placement Facility). The 10% Placement Facility is in addition to the Company’s 15% placement capacity under Listing Rule 7.1. This Resolution 4 seeks approval to allow the Board the flexibility to issue additional Shares if it so decided. The Board may decide not to issue any Shares pursuant to this Resolution 4.

An eligible entity for the purposes of Listing Rule 7.1A is an entity that is not included in the S&P/ASX 300 Index and has a market capitalisation of $300 million or less. The Company is an eligible entity.

The Company is now seeking shareholder approval by way of a special resolution to have the ability to issue equity securities under the 10% Placement Facility.

The exact number of equity securities to be issued under the 10% Placement Facility will be determined in accordance with the formula prescribed in Listing Rule 7.1A.2.

If this Resolution 4 is not approved by shareholders then the Company will not have the flexibility of an available additional 10% capacity to issue Shares under the 10% Placement Facility described in this section 6 of the Explanatory Memorandum. The Company not having the 10% Placement Facility will have no effect on the Company’s existing Listing Rule 7.1 15% capacity.

5.2	Description of Listing Rule 7.1A

Any equity securities issued under the 10% Placement Facility (Placement Securities) must be in the same class as an existing quoted class of equity securities of the Company. The Company, as at the date of the Notice, has on issue one class of quoted equity securities, being ordinary shares (Shares).

Resolution 4 is a special resolution and therefore requires approval of 75% of the votes cast by Shareholders present and eligible to vote (in person, by proxy, by attorney or, in the case of a corporate Shareholder, by a corporate representative).

Eligible entities which have obtained Shareholder approval at an annual general meeting may issue or agree to issue, during the 12 month period after the date of the annual general meeting, a number of Placement Securities calculated in accordance with the formula in Listing Rule 7.1A.2.

The effect of Resolution 4 will be to allow the Directors to issue the Placement Securities under Listing Rule 7.1A during the 10% Placement Period (as defined below) without using any of the Company’s 15% placement capacity under Listing Rule 7.1.

5.3	Specific information required by Listing Rule 7.3A

Pursuant to and in accordance with Listing Rule 7.3A, information is provided in relation to the approval of the 10% Placement Facility as follows:

(a)	Period for which approval will be valid

Shareholder approval of the 10% Placement Facility under Listing Rule 7.1A is valid from the date of the annual general meeting at which the approval is obtained and expires on the earlier to occur of:

(i)	the date that is 12 months after the date of the annual general meeting at which the approval is obtained;

(ii)	the time and date of the Company’s next annual general meeting; or

(iii)	the time and date of the approval by shareholders of a transaction under Listing Rules 11.1.2 (a significant change to the nature or scale of activities) or 11.2 (disposal of main undertaking), or such longer period if allowed by ASX

(10% Placement Period).

(b)	Minimum issue price

If any Placement Securities are issued, the minimum price the Placement Securities will be issued for cash consideration which is not less than 75% of the VWAP of equity securities in the same class calculated over the 15 trading days on which trades in that class were recorded immediately before:

(i)	the date on which the price at which the Placement Securities are to be issued is agreed; or

(ii)	if the Placement Securities are not issued within 10 trading days of the date in paragraph (i) above, the date on which the Placement Securities are issued.

The actual number of Placement Securities that the Company will have capacity to issue under Listing Rule 7.1A will be calculated at the date of issue of the Placement Securities in accordance with the formula prescribed in Listing Rule 7.1A.2.

(c)	Maximum Number of Shares to be Issued:

Listing Rule 7.1A.2 provides that an eligible entity which has obtained a 7.1A mandate may, during the period of the mandate, issue or agree to issue a number of equity securities (N) equal to the 10% Placement Facility, calculated in accordance with the following formula prescribed in Listing Rule 7.1A.2:

N = (A x D) – E

where:

A = is the number of shares on issue 12 months before the date of the issue or agreement:

●	plus the number of fully paid ordinary securities issued in the relevant period under an exception in Listing Rule 7.2 other than exception 9, 16 or 17,

●	plus the number of fully paid ordinary securities issued in the relevant period on the conversion of convertible securities within Listing Rule 7.2 exception 9 where:

- the convertible securities were issued or agreed to be issued before the commencement of the relevant period; or

- the issue of, or agreement to issue, the convertible securities was approved, or taken under these rules to have been approved, under Listing Rule 7.1 or Listing Rule 7.4,

●	plus the number of fully paid ordinary securities issued in the relevant period under an agreement to issue securities within Listing Rule 7.2 exception 16 where:

- the agreement was entered into before the commencement of the relevant period; or

- the agreement or issue was approved, or taken under these rules to have been approved, under Listing Rule 7.1 or Listing Rule 7.4,

●	plus the number of any other fully paid ordinary securities issued in the relevant period with approval under Listing Rule 7.1 or Listing Rule 7.4,

●	plus the number of partly paid ordinary securities that became fully paid in the relevant period,

●	less the number of fully paid ordinary securities cancelled in the relevant period.

(Note: “A” has the same meaning as in Listing Rule 7.1 when calculating the 15% capacity);

D = 10%;

E = the number of equity securities issued or agreed to be issued under Listing Rule 7.1A.2 in the relevant period (being the 12 month period immediately preceding the date of the issue or agreement), where the issue or agreement has not been subsequently approved by holders of ordinary securities under Listing Rule 7.4;

(d)	Purposes for which Placement Securities may be issued

The Company may seek to issue the Placement Securities as cash consideration for the acquisition of new assets and or other investments, or as cash for general working capital purposes.

The Company will comply with the disclosure obligations under Listing Rules 7.1A.4 and 3.10.3 upon issue of any Placement Securities.

(e)	Effect on existing (non-participating) Shareholders

If Resolution 4 is approved by Shareholders and the Company issues Placement Securities under the 10% Placement Facility, the existing Shareholders’ voting power in the Company will be diluted as shown in the below table. There is a risk that:

(i)	the market price for the Company’s equity securities may be significantly lower on the date of the issue of the Placement Securities than on the date of the Annual General Meeting; and

(ii)	the Placement Securities may be issued at a price that is at a discount to the market price for the Company’s equity securities on the issue date.

The below table is included for illustrative purposes and shows the potential dilution of existing Shareholders on the basis of the current market price of the Shares as at 30 September 2024 and the current number of Shares for variable “A” (above) calculated in accordance with the formula in Listing Rule 7.1A.2 as at the date of this Notice.

The table also shows:

(i)	Two examples where variable ‘A’ has increased by 50% and 100%. Variable ‘A’ is based on the number of Shares the Company has on issue as at the date of this Notice of Meeting. The number of Shares on issue may increase as a result of issues of Shares that do not require Shareholder approval (for example, a pro rata entitlements issue or scrip issued under a takeover offer) or future specific placements under Listing rule 7.1 that are approved at a future shareholders’ meeting; and

(ii)	Two examples where the issue price of the Shares has decreased by 50% and increased by 50% as against the current market price.

The table has been prepared on the following assumptions:

(i)	The Company issues the maximum number of Placement Securities available under the 10% Placement Facility.

(ii)	The 10% voting dilution reflects the aggregate percentage dilution against the issued share capital at the time of issue. This is why the voting dilution is shown in each example as 10%.

(iii)	The table does not show an example of dilution that may be caused to a particular Shareholder by reason of placements under the 10% Placement Facility, based on that Shareholder’s holding at the date of the Annual General Meeting.

(iv)	The table shows only the effect of issues of Placement Securities under Listing Rule 7.1A, not under the 15% placement capacity under Listing Rule 7.1.

(v)	The issue of Placement Securities under the 10% Placement Facility consists only of Shares.

(vi)	The issue price is $0.105, being the closing price of the Shares on ASX on 30 September 2024.

		Dilution
Number of Shares on Issue (Variable ‘A’ in Listing Rule 7.1A.2)*		Shares issued – 10% voting dilution	Issue Price
			$0.052	$0.105	$0.157
			50% decrease	Issue Price	50% increase
			Funds Raised
Current	227,998,346	22,799,835	$ 1,185,591	$ 2,393,983	$ 3,579,574
50% increase	341,997,519	34,199,752	$ 1,778,387	$ 3,590,974	$ 5,369,361
100% increase	455,996,692	45,599,669	$ 2,371,183	$ 4,787,965	$ 7,159,148

(f)	Company’s share allocation policy

The Company’s share allocation policy is dependent on the prevailing market conditions at the time of any proposed issue pursuant to the 10% Placement Facility. The identity of the allottees of Placement Securities will be determined on a case-by-case basis having regard to the factors including but not limited to the following:

(i)	the methods of raising funds that are available to the Company, including but not limited to, issues in which existing security holders can participate;

(ii)	the effect of the issue of the Placement Securities on the control of the Company;

(iii)	the financial situation and solvency of the Company; and

(iv)	advice from corporate, financial and broking advisers (if applicable).

The allottees under the 10% Placement Facility have not been determined as at the date of this Notice of Meeting but may include existing substantial Shareholders and/or new Shareholders who are not related parties or associates of a related party of the Company.

(g)	Information under ASX Listing Rule 7.3A.6

As at the date of this Notice the Company has not issued any equity securities under Listing Rule 7.1A.2 in the past 12 months preceding the date of the AGM.

(h)	Voting exclusion statement

A voting exclusion statement is provided above in this Notice. As at the date of this Notice the Company is not proposing to make an issue of equity securities under Listing Rule 7.1A.2.

5.4	Recommendation

The Directors of the Company believe that Resolution 4 is in the best interests of the Company and unanimously recommend that Shareholders vote in favour of this Resolution 4. The Chairman intends to exercise all undirected proxies in favour of Resolution 4.

6.	Resolutions 5, 6 and 7: Issues of Options to Directors

6.1	Resolution 5: Issue of Options to Dr Jeannette Joughin

Subject to shareholder approval of Resolution 5, the Board has decided to issue to Dr Jeannette Joughin 1,000,000 Options under the Company’s Omnibus Plan, with an exercise price of $0.13 (which is equivalent to a 44% premium to the Company’s Share price as at the date of Dr Joughin’s appointment on 1 June 2024), an expiry date of 4 years from the grant date of 19 June 2024 and shall otherwise be issued subject to the Option Terms and Conditions (a copy of which is attached as Part 3 of Annexure A to this Notice) (JJ Options).

The 1,000,000 JJ Options have been valued by the Company at approximately $58,000 by the Company using the Black-Scholes valuation method. Dr Joughin does not currently own any other securities in the Company.

Where shareholders do not approve the issue of the JJ Options under Resolutions 5, the Company will not issue the JJ Options to Dr Jeannette Joughin at this time and has no commitment to Dr Jeannette Joughin to provide any compensation if this Resolution 5 is not passed.

The Company will not be seeking quotation of the JJ Options on the ASX as a separate class of listed securities.

6.2	Resolution 6: Issue of Options to Mr Daniel Pollock

Subject to shareholder approval of this Resolution 6, the Board has decided to issue to Mr Daniel Pollock 1,000,000 Options under the Company’s Omnibus Plan, with an exercise price of $0.145 (which is equivalent to a 45% premium to the Company’s the 5 day volume weighted average price (VWAP) up to and including the Grant Date of 20 August 2024), an expiry date of 4 years from the grant date of 20 August 2024 and shall otherwise be issued subject to the Option Terms and Conditions (a copy of which is attached as Part 3 of Annexure A to this Notice) (DP Options).

The 1,000,000 DP Options have been valued by the Company at approximately $65,000 by the Company using the Black- Scholes valuation method. Mr Pollock currently holds direct and indirect interests in 818,030 Shares and 1,600,000 Options. The 1,600,000 Options currently held by Mr Pollock were approved by Shareholders at the Annual General Meeting held on 29 October 2020 under the Company’s Executive Share Option Plan in place at that time and expire on 13 November 2024.

Where shareholders do not approve the issue of the DP Options under Resolutions 6, the Company will not issue the DP Options to Mr Pollock at this time and has no commitment to Mr Daniel Pollock to provide any compensation if this Resolution 6 is not passed.

The Company will not be seeking quotation of the DP Options on the ASX as a separate class of listed securities.

6.3 Resolution 7 - Issue of Options to Prof. Ravi Savarirayan

Subject to shareholder approval of this Resolution 7, the Board has decided to issue to Prof. Ravi Savarirayan 1,000,000 Options under the Company’s Omnibus Plan, with an exercise price of $0.145 (which is equivalent to 45% premium to the Company’s the 5 day volume weighted average price (VWAP) up to and including the Grant Date of 20 August 2024), an expiry date of 4 years from the grant date of 20 August 2024 and shall otherwise be issued subject to the Option Terms and Conditions (a copy of which is attached as Part 3 of Annexure A to this Notice) (RS Options).

The 1,000,000 RS Options have been valued by the Company at approximately $65,000 by the Company using the Black- Scholes valuation method. Prof. Savarirayan currently holds direct and indirect interests in 877,840 Shares and 900,000 Options. The 900,000 Options currently held by Prof. Savarirayan were approved by Shareholders at the Annual General Meeting held on 29 October 2020 under the Company’s Executive Share Option Plan in place at that time and expire on 13 November 2024.

Where shareholders do not approve the issue of the RS Options under Resolutions 7, the Company will not issue the RS Options to Prof. Savarirayan at this time and has no commitment to Prof. Savarirayan to provide any compensation if this Resolution 7 is not passed.

The Company will not be seeking quotation of the RS Options on the ASX as a separate class of listed securities.

6.4	Regulatory Background for Resolutions 5, 6 and 7

Pursuant to the Corporations Act 2001 (Cth), the provision of any financial benefit to a related party requires shareholder approval in accordance with the procedure set out in Part 2E.1 of that Act, unless one of a number of exceptions applies. Part 2E.1 applies to the issuance of securities to a related party by the Company to a related party. A “related party” (as defined in the Act) includes the Directors of the Company and their controlled entities.

With respect to Resolutions 5, 6 and 7, the Board is of the view that the Options proposed to be issued would be issued upon terms that would meet both the “arm’s length terms” and the “reasonable remuneration” criteria of Section 210 of the Corporations Act (and would therefore be exempt from the need to seek shareholder approval pursuant to the Corporations Act).

In addition, ASX Listing Rule 10.14 provides that a listed company must not, without the approval of ordinary shareholders, issue equity securities under an employee incentive plan (such as the Omnibus Plan) to a related party. A “related party” (as defined in the ASX Listing Rules) includes the directors of the listed company and their controlled entities. The Company is seeking approval pursuant to ASX Listing Rule 10.14

6.5	ASX Listing Rules in relation to Resolutions 5, 6 and 7

ASX Listing Rule 10.15 requires that the notice of meeting in relation to a proposed resolution to approve an issue of securities under Listing Rule 10.14, include the following information:

(a)	The name of the person to whom the securities will be issued and Listing Rule 10.14 category:

●	Dr Jeannette Joughin is a Director, and therefore related party, of the Company (Listing Rule 10.14.1 applies);

●	Mr Daniel Pollock is a Director, and therefore related party, of the Company (Listing Rule 10.14.1 applies); and

●	Prof. Ravi Savarirayan is a Director, and therefore related party, of the Company (Listing Rule 10.14.1 applies).

(b)	The number and class of securities to be issued to the person:

Dr Jeanette Joughin, Mr Daniel Pollock and Prof. Ravi Savarirayan, will each be issued 1,000,000 unlisted Options to purchase Shares (a total of 3,000,000 Options).

(c)	The details of the directors’ current total remuneration packages:

●	The total annual remuneration package for Dr Jeannette Joughin for the financial year ending 30 June 2024 is $75,000 (exclusive of statutory superannuation);

●	The total annual remuneration package for Mr Daniel Pollock for the financial year ending 30 June 2024 is $115,000 (exclusive of statutory superannuation); and

●	The total annual remuneration package for Prof. Ravi Savarirayan for the financial year ending 30 June 2024 is $75,000 (no statutory superannuation applicable).

(d)	The following securities have previously been issued to the Directors under the Plan.

●	Dr Jeannette Joughin – nil.

●	Mr Daniel Pollock – 1,800,000 options; and

●	Prof. Ravi Savarirayan – 900,000 options.

(e)	The date by which the entity will issue the securities:

No later than one month after the date of this Annual General Meeting.

(f)	The issue price of the securities:

No funds will be received by the Company upon the issue of the JJ Options, DP Options or RS Options. However, should:

●	Dr Joughin exercise all the JJ Options, she will have to subscribe a total of $130,000;

●	Mr Pollock exercise all the DP Options, he will have to subscribe a total of $145,000; and

●	Prof. Savarirayan exercise all the RS Options, he will have to subscribe a total of $145,000.

(g)	A summary of the material terms of the Employee Share Plan

A summary of the material terms of the Omnibus Plan is set out in Annexure A of this Notice, and in particular, Part 3 of Annexure A.

(h)	A summary of the material terms of the loans that will be made

Not Applicable - there will be no loan to any Director in respect of the JJ Options, DP Options or RS Options.

(i)	Additional Information

Details of any securities issued under this scheme will be published in the annual report of the Company relating to the period in which the above securities are issued, along with a statement that approval for the issue was obtained under Listing Rule 10.14. Any additional persons covered by Listing Rule 10.14 who become entitled to participate in an issue of securities under this scheme after this resolution is approved and who were not named in the notice of meeting will not participate until approval is obtained under that rule.

If approved, the issue of the Options under Resolutions 5, 6 and 7 does not result in the Relevant Directors having a relevant interest in the capital of the Company, unless they subsequently exercised the Options.

Approval of this issue of securities pursuant to Listing Rule 10.14 means that pursuant to Listing Rule 7.2 (Exception 14), member approval is not required under Listing Rule 7.1 to the issue of the 1,000,000 Options to each Director (a total of 3,000,000 Options).

6.6	Board Recommendations

(a)	The Board of Directors (other than Dr Jeannette Joughin) unanimously recommends that shareholders vote in favour of Resolution 5. Dr Jeannette Joughin abstains from making a recommendation due to her personal interest in the outcome of the Resolution. The Chair intends to vote all undirected proxies in favour of Resolution 5.

(b)	The Board of Directors (other than Mr Daniel Pollock) unanimously recommends that shareholders vote in favour of Resolution 6. Mr Daniel Pollock abstains from making a recommendation due to his personal interest in the outcome of the Resolution. The Chair intends to vote all undirected proxies in favour of Resolution 6.

(c)	The Board of Directors (other than Prof. Ravi Savarirayan) unanimously recommends that shareholders vote in favour of Resolution 7. Prof. Ravi Savarirayan abstains from making a recommendation due to his personal interest in the outcome of the Resolution. The Chair intends to vote all undirected proxies in favour of Resolution 7.

7.	Further information

The Directors are not aware of any other information which is relevant to the consideration by members of the proposed Resolutions set out in this Notice of Meeting.

The Directors recommend members read this Explanatory Memorandum in full and, if desired, seek advice from their own independent financial or legal adviser as to the effect of the proposed resolutions before making any decision in relation to the proposed Resolutions.

Glossary

Definitions

The following definitions are used in the Notice of Meeting and the Explanatory Memorandum:

Annual General Meeting / AGM means the annual general meeting of the Company to be held as a hybrid meeting at the offices of The Offices of K & L Gates, Level 25, Rialto South Tower, 525 Collins Street Melbourne, Victoria and online.

ASX means ASX Limited ACN 008 624 691.

ASX Listing Rules or Listing Rules means the Listing Rules of the ASX as amended from time to time.

Board means the board of Directors of the Company.

Company means Immuron Limited ACN 063 114 045.

Corporations Act or Act means the Corporations Act 2001 (Cth).

Director means a director of the Company.

Explanatory Memorandum means the explanatory memorandum attached to this Notice.

Key Management Personnel or KMP means the key personnel as disclosed in the Remuneration Report.

Meeting means the annual general meeting subject to this Notice.

Notice of Meeting or Notice means this notice of Annual General Meeting.

Proxy Form means the proxy form accompanying the Notice.

Remuneration Report means the remuneration report of the Company for the year ended 30 June 2024 as set out in the Company’s Annual Report for the year ended 30 June 2024.

Resolution means the resolutions referred to in the Notice of Meeting.

Share means a fully paid ordinary share in the capital of the Company.

Share Registry means Automic Registry Services.

Shareholder means a holder of a Share.

VWAP means volume weighted average price.

Annexure A - Omnibus Plan Summary

Part 1 - General Omnibus Plan Terms

A summary of the terms of each of the constituent awards under the Omnibus Incentive Plan (Plan) is as follows:

Only those Employees, Directors and Contractors of the Company invited by the Board, in its absolute discretion, to apply for Awards will be eligible to participate (Eligible Participants).

Types of Award

The Plan Rules allow for the following Awards to be offered by the Board to Eligible Participants:

(a)	a Loan Share, by which the Company may provide an Acquisition Loan in relation to Loan Shares by making a loan to a Participant on the terms set out in an Offer and in the Plan Rules - refer Part 2 below for further detail;

(b)	an Option - a right to acquire a newly issued Share in the Company subject to achievement of specified vesting conditions and payment of the relevant exercise price - refer Part 3 below for further detail;

(c)	a Performance Right to acquire a Share issued in the Company subject to achievement of the specific performance-based vesting conditions - refer Part 4 below for further detail;

(d)	a Deferred Share Award, which are Shares issued to Eligible Participants:

(i)	who elect to receive Shares in lieu of any wages, salary, director’s fees, or other remuneration; or

(ii)	by the Company in its discretion, in addition to their wages, salary and remuneration, or in lieu of any discretionary cash bonus or other incentive payment; or

(e)	an Exempt Share Award may be offered, which are Shares issued for no consideration or at an Issue Price which is a discount to the Market Price with the intention that up to $1,000 (or such other amount which is exempted from tax under the Tax Act from time to time) of the total value or discount received by each Eligible Participant will be exempt from tax.

Offer Letters

Awards will be issued to Eligible Participants that accept the terms of offer outlined in the letter of offer (Offer Letter). Participation in the Plan is voluntary. The Offer Letter will detail the following terms (where appropriate):

(a)	Type of Award to be offered (e.g. Options, Performance rights, etc.);

(b)	Number of Awards to be offered;

(c)	Exercise period, which will include details of the vesting date or dates and the expiry date;

(d)	Exercise price or issue price;

(e)	Vesting performance conditions such as the achievement of a particular performance target;

(f)	Vesting conditions, such as the requirement to remain a permanent employee;

(g)	Disposal restrictions;

(h)	Award expiry date, being the date that the terms of offer expire; and

(i)	any other matters required to be specified in the Offer by either the Corporations Act or the Listing Rules.

Exercising an Award

Exercising the Award is done by providing the Company with a Notice of Exercise stating the number of Award units to be exercised, and if required, accompanied by payment of the Exercise Price or acceptance of a loan agreement with the Company, to fund the Exercise Price.

Once a Participant has exercised a vested Award (including payment of the Exercise Price where required), the Company will issue new Shares to the Participant. If the Company has provided a loan to the Participant to fund the exercise price, the shares will be issued with disposal restrictions.

General Provisions

Generally, if the Eligible Participant ceased employment or engagement with the Company the below will apply. See Parts 1, 2 or 3 below for more detail:

(a)	Unvested Options and Performance Rights lapse on the date of the date of cessation

(b)	Upon cessation the Holder has 6 months to exercise your vested Options and/or Performance Rights, failing which vested Options and/or Performance Rights will lapse.

(c)	outstanding loans by the Company (for the acquisition of Loan Plan Shares) are to be repaid within 30 days of cessation of employment.

A Holder cannot vote in respect of Options and Performance Rights held under the Plan. Holders can vote in respect of Shares acquired under the Plan, including upon the exercise of vested Options and Performance Rights.

Subject to further detail contained in Parts 1, 2 or 3 below, in general:

(a)	Options and Performance Rights

(i)	may be subject to restrictions until they are exercised or expire.

(ii)	may specify a Restriction Period for Shares issued on their exercise.

(iii)	are subject to adjustment where there is a reorganisation of capital of the Company (other than by way of a bonus issue or issue for cash) to the extent necessary to comply with the Listing Rules as they apply at the relevant time (Reorganisation Adjustment).

(b)	Loan Shares

(i)	may be subject to restrictions until Vesting Conditions are satisfied and the Loan is repaid or satisfied; and

(ii)	Loan and security terms apply.

(c)	Deferred Share Awards

Unless a different Restriction Period is specified in an Offer, the Restriction Period for Deferred Share Awards will expire on the earlier of:

(i)	when a Participant ceases to be an Eligible Participant;

(ii)	when the Board, in its discretion, agrees to end the Restriction Period; and

(iii)	10 years from the date of issue of the Shares.

(d)	Exempt Share Awards

Unless a different Restriction Period is specified in an Offer, the Restriction Period for Exempt Share Awards will expire on the earlier of:

(i)	three years from the date of issue of the Shares; and

(ii)	the time when a Participant ceases to be an Eligible Participant.

The Company will offer Exempt Share Awards on a non-discriminatory basis as defined by section 83A-35(6) of the Tax Act.

Dilution Limit

An Offer of Awards must not be made if the total of the following:

(a)	the number of Shares which are the subject of the Offer of Awards;

(b)	the total number of Shares which are the subject of any outstanding Offers of Awards;

(c)	the total number of Shares issued during the previous five years under this Plan or any other employee share scheme extended only to Eligible Participants of the Company (adjusted if necessary in each case for capital reorganisations), but not including existing Shares transferred to a Participant after having been acquired for that purpose; and

(d)	the total number of Shares which would be issued under all outstanding Awards that have been granted but which have not yet been exercised, terminated or expired, assuming all such Awards were exercised and ignoring any Vesting Conditions, but disregarding any Offer made, or Award offered or issued, or Share issued by way of or as a result of:

(e)	an offer to a person situated outside Australia at the time of receipt of the offer;

(f)	an offer that did not need disclosure to investors because of section 708 of the Corporations Act; or

(g)	of offer made under a disclosure document as defined in the Corporations Act,

would exceed 12.5% of the number of Shares on issue at the time of the Offer.

Default Vesting Conditions

If vesting conditions or other vesting events are not specified in an Offer and the Offer does not expressly state to the effect that no vesting conditions apply, the following Vesting Conditions apply to any Options, Performance Rights or Loan Shares offered under the Plan:

(a)	the Awards only vest if at the applicable vesting date the Participant either:

(i)	remains employed with a Company Group Member, continues to provide consulting services to a Company Group Member or acts as a director of a Company Group Member (as applicable); or

(ii)	ceased to do so before the applicable vesting date in circumstances where the person was a Good Leaver; and

(b)	the Awards vest in equal one-third tranches on the first, second, and third anniversaries of the grant date of the Awards (or of another date specified in the Offer for this purpose).

Where, for the purposes of the Plan:

“Good Leaver” means a person who has ceased to be employed or engaged by the Company or its subsidiary as a result of that person’s:

(a)	total or permanent disablement, or an illness which persists for at least 3 months, which in either case prevents the person from carrying out their previous functions as an employee, contractor or director;

(b)	genuine redundancy;

(c)	death; or

(d)	other factors determined by the Board in its discretion to constitute sufficient reason to treat the person as a Good Leaver;

provided that the Participant has not committed a material breach of their employment contract or obligations during their employment or engagement with the Company Group.

“Bad Leaver” means a person who has ceased to be employed or engaged by the Company or its subsidiary, in circumstances where they are not a Good Leaver.

Takeovers and control transactions

If a takeover bid is made to acquire all of the issued Shares of the Company, or a scheme of arrangement, selective capital reduction or other transaction is initiated which has an effect similar to a full takeover bid for Shares in the Company, then Participants are entitled to accept the takeover bid or participate in the other transaction in respect of all or part of their Awards, other than Exempt Share Awards, notwithstanding that a restriction period in respect of such Awards has not expired. The Board may, in its discretion, waive unsatisfied vesting conditions in relation to some or all Awards in the event of such a takeover or other transaction.

Ranking

Shares allotted under or on the exercise of an Award will rank equally in all respects with the then existing issued ordinary fully paid shares in the capital of the Company (except to the extent any such Shares are subject to a restriction agreement upon issue or in respect to any dividends which shall have been declared but not yet distributed before the actual exercise of an Option) and will be subject to the provisions of the Constitution of the Company.

Reorganisation Event

If, prior to the exercise of an Award, the Company undergoes a reorganisation of capital (other than by way of a bonus issue or issue for cash) the terms of the Awards of the Participant will be changed to the extent necessary to comply with the Listing Rules as they apply at the relevant time.

Annexure A - Omnibus Plan Summary

Part 2 - Loan Share Terms:

The Omnibus Plan empowers the Board to exercise its discretion to issue fully paid ordinary shares in the Company (Loan Shares) to employees who qualify to participate in the Plan, upon the basis that the Company advances (Loan) the Participant the funds to purchase the Loan Shares pursuant to the terms of a secured limited recourse loan agreement between the Participant and the Company (Loan Agreement) and that the Participant enters a Restriction Agreement with the Company. The Loan Shares may be issued subject to vesting conditions as determined by the Board in its discretion.

Loan Terms

The key terms of each limited recourse loan (Loan) provided under the Plan (Loan Terms) are as follows:

(a)	the Loan may only be applied towards the subscription price for the Loan Shares;

(b)	the Loan will be interest free, provided that if the Loan is not repaid by the repayment date set by the Board, the Loan will incur interest at 9% per annum after that date (which will accrue on a daily basis and compound annually on the then outstanding Loan balance);

(c)	by signing and returning a limited recourse Loan application, the Participant acknowledges and agrees that the Loan Shares will not be transferred, encumbered, otherwise disposed of, or have a security interest granted over it, by or on behalf of the Participant, until the Loan is repaid in full to the Company;

(d)	the Company has the discretion as to whether it will require the Participant to provide the Company with security over the Loan Shares as security for repayment of the Loan, which security includes a pledge of the Participant’s Loan Shares provided under the Plan and a charge over all dividends and other amounts paid or payable on those Loan Shares;

(e)	the Participant is required to enter a restriction agreement with the Company (Restriction Agreement) in accordance with the terms of the Employee Share Plan;

(f)	the Loan becomes repayable on the earliest of:

(i)	5 years from the date on which the Loan is advanced to the Participant;

(ii)	one month after the date of (A) the Participant’s resignation or cessation of office/engagement/employment (as the case may be) (other than if the Participant is removed from office), (B) if the Company does not renew the Participant’s employment agreement or engagement terms, or (C) where the Company dismisses the Participant other than for cause; and

(iii)	(by the legal personal representative of the Participant) six months after the Participant ceases to be an employee of the Company due to their death;

the earliest date being the Repayment Date.

(g)	notwithstanding paragraph (f) above,

(i)	the Participant may repay all or part of the Loan at any time before the Repayment Date; and

(ii)	the Loan will be limited recourse such that on the Repayment Date the repayment obligation under the limited recourse loan will be limited to the lesser of the outstanding balance of the limited recourse loan and the market value of the Loan Shares on that date.

(h)	where the Participant has elected for the Loan Shares to be provided to the Company in full satisfaction of the Loan, the Company must accept a transfer of the Loan Shares by the Participant to, or as directed by the Company, as full settlement of the repayment obligation under the limited recourse loan.

Rights attaching to the Loan Shares

The Loan Shares will rank equally with all other fully paid ordinary shares on issue in the capital of the Company, other than for the provisions of an applicable Restriction Agreement. Holders of Loan Shares will be entitled to exercise all voting rights attaching to those Shares in accordance with the Company’s constitution. In addition, holders of Loan Shares will be entitled to participate in dividends declared and paid by the Company in accordance with the Company’s constitution, but the Company may retain, or pay to itself on behalf of a Participant, any moneys (including dividends) and any capital distributions that may become payable in respect of a Loan Share in reduction of the amount outstanding under the Loan in respect of that Loan Share.

Sale of the Loan Shares

The Loan Shares may only be sold by a Participant (who has been granted a limited recourse loan) where the Loan Shares have vested and the Loan has been repaid in full (otherwise any dealing by the Participant in the Loan Shares is prohibited without the prior written consent of the Company).

If the Loan becomes due and payable under the Loan Agreement and the Participant has not repaid the amount of the Loan in full within 21 days of the due date, then the Participant will forfeit their interest in the Loan Shares as full consideration for the repayment of the outstanding Loan balance (other than any interest accrued and unpaid on any overdue loan repayment), and the Company may either (at its election) take such action in the Participant’s name or direct that the Participant take such action in relation to the Loan Shares as the Company considers appropriate, which may include but is not limited to the Company undertaking a buy-back of the Loan Shares or transferring or selling the Loan Shares. For the purpose of this sale, the Participant appoints the secretary of the Company (or his or her duly authorised delegate) as their attorney and authorises them to sell the relevant Loan Shares on behalf of the Participant. The Company and the secretary will have complete discretion in respect of the sale of the relevant Loan Shares.

Copies of the Employee Share Plan are available for inspection at the Company’s registered office and will be provided without charge to shareholders on request.

Application Form Terms

The Application for the Loan Shares to be executed by a Participant includes the appointment by the Participant of the Company to be its attorney under a power of attorney (Power of Attorney) to perform all acts required on the Participant’s behalf in order

(a)	to transfer the shares (not yet vested) which are the subject of the Application to a nominee or nominees of the Company at the Issue Price per Share, or

(b)	for the Company to undertake a buy back (at the Issue Price per Share) or capital reduction of those Shares not yet vested pursuant to the provisions of the Corporations Act 2001,

upon the basis that the Application Form is an irrevocable direction to the Company to apply all proceeds that would have otherwise been provided or due to the Participant on a transfer, buy back or capital reduction solely in satisfaction of the Outstanding Loan Balance (as defined in the Loan Agreement).

The Application Form also contains a vesting condition that prevails over all other (if any) vesting conditions (Liquidity Event Vesting Condition), namely that all Loan Shares vest immediately upon the happening of a Liquidity Event (as defined). A “Liquidity Event” is defined as:

(a)	where a bidder under a takeover offer (as defined in the Corporations Act) has acceptances for more than 50% of the ordinary shares in the Company and there are no unsatisfied conditions (or conditions that not been waived) under the bid, or

(b)	on shareholder approval being obtained for a scheme of arrangement (as defined in the Corporations Act) with respect to the assets or securities of the Company; or

(c)	completion under a contract of sale with a third party purchaser of all, or substantially all, of the assets and undertaking of the Company.

Termination benefits under the Plan

The Plan allows the Board, in its discretion and subject to the Listing Rules, to accelerate vesting of share entitlements on a retirement, for which Shareholder approval has been obtained where such an acceleration could constitute a benefit otherwise prohibited under Section 200B of the Corporations Act.

Annexure A - Omnibus Plan Summary

Part 3 - Option Terms and Conditions:

Particulars

Participation in the Plan is voluntary. The number of Options; the Options exercise price and expiry date, any vesting conditions and any applicable restrictions will be determined by the Board in its absolute discretion and will be communicated to any Eligible Participant by way of letter of offer (Offer Letter).

Exercise of Options

The Options may be exercised for part or all of the Options vested at a particular time by the Option Holder giving written notice, in the required form and specifying the number of Options to be exercised and the method of exercise (Notice of Exercise) to the Company at its registered office prior to the Expiry Date.

Options in the Plan may be exercised by either:

(i)	payment in full of the respective exercise price of the Options being exercised; or

(ii)	by use of the Cashless Exercise Facility described below.

The Cashless Exercise Facility entitles a Participant to set-off the cash Exercise Price against the number of Shares which the Participant is entitled to receive upon exercise of the Participant’s Options. If a Participant elects to use the Cashless Exercise Facility, the Participant will only be issued that number of Shares (rounded down to the nearest whole number) as are equal in value to the difference between the total Exercise Price otherwise payable in cash for the Options on the Options being exercised and the then market value of the Shares at the time of exercise (determined as the volume weighted average prices at which Shares were traded on the ASX over the 5 ASX Business Days immediately preceding the exercise date), calculated in accordance with the following:

S = O x (MSP – EP)

MSP

Where:

S = Number of Shares to be issued on exercise of the Options using the Cashless Exercise Facility.

O = Number of Options being exercised.

MSP = Market value of the Shares (calculated using the volume weighted average prices at which Shares were traded on the ASX over the 5 ASX Business Days immediately preceding the exercise date).

EP = (Cash) Option Exercise Price.

To the extent the Cashless Exercise Facility is not utilised, an exercise of any Options will require the full payment of such Exercise Price shall be made in cash for these Options being exercised, such payment to accompany the Notice of Exercise, and shall be made

(a)	in cash or bank cheque, or

(b)	in any other manner permitted in the discretion of the Board.

Such Notice of Exercise shall be delivered to the Company at its principal business office or such other office as the Board may direct, and shall be in such form, containing such further provisions consistent with the provisions of the Plan, as the Committee may prescribe. No person exercising an Option shall have any of the rights of a holder of the shares underlying that Option until the date that such ordinary shares are issued following the exercise of such Option. No adjustment shall be made for cash dividends or other rights for which the record date is prior to the date of such issuance.

On receipt by the Company of the Notice of Exercise and payment of the Exercise Price, the Company must, as soon as practicable and if the Shares are listed on the ASX within the time period prescribed by the Listing Rules of the ASX (ASX Listing Rules):

(a)	allot to the Option Holder one Share in the Company for each Option exercised by the Option Holder;

(b)	cause to be despatched to the Option Holder the relevant acknowledgement of issue, a holding statement or share certificate (as applicable) as soon as is reasonably practicable detailing the issue of the relevant Share/s; and

(c)	issue (if applicable) a new holding statement (or option certificate) for the balance of the Options that remain unexercised.

Transfers

The Options are not transferable and are subject all restrictions, if any, as described in the Offer Letter.

Termination of Employment

If an Eligible Participant’s employment with the Company or its subsidiaries ceases, then:

(a)	If that employee is a Good Leaver:

(i)	the employee may continue to hold their vested Options and may be able to exercise them on the occurrence of a future Exit Event, and

(ii)	their unvested Options lapse on the date of their termination.

(b)	If that employee is a Bad Leaver, then their vested and unvested Options lapse on the date of their termination, unless the Board, in its sole discretion, determines otherwise.

Reorganisation

If any reorganisation (including consolidation, subdivision, reduction, return or cancellation) of the issued capital of the Company occurs before the expiry of any Options, the number of Options to which each Option Holder is entitled or the Exercise Price of their Options or both must be reorganised in accordance with the ASX Listing Rules applying to a reorganisation at the time of the reorganisation (which adjustment formula will apply even where the Company is not admitted to the ASX Official List).

Rights Entitlement

An Option does not confer the right to participate in new issues of capital offered to holders of Shares (Rights Entitlement) during the currency of the Options without exercising the Options. However, the Company will use reasonable endeavours to procure that for the purpose of determining Rights Entitlements to any such issue, the Option Holder is to receive prior notice from the Company of the pending closing or record date and time for the Option Holder to exercise the Options prior to that closing or record date in order to qualify for the participation in the Rights Entitlement.

The Options do not provide any entitlement to dividends paid to ordinary shareholders. The Options do not entitle the Option Holder to vote at any meeting of shareholders

Governing Laws

To the extent (if any) that any of these Option Terms And Conditions are inconsistent with or contrary to the ASX Listing Rules, the ASX Listing Rules provisions will prevail and these Option Terms And Conditions are deemed to incorporate the relevant ASX Listing Rules provisions as an amendment to these terms.

These Terms and Conditions are governed by the laws of Victoria. The Company and the Option Holder submit to the non-exclusive jurisdiction of the courts of Victoria.

Annexure A - Omnibus Plan Summary

Part 4 - Performance Rights

The Plan allows Eligible Participants to be granted performance rights over fully paid ordinary shares in the capital of the Company (Performance Rights). Each Performance Right is a right to acquire one fully paid ordinary share (Shares) in the capital of the Company at $nil exercise price.

If the Board proposes to grant the Performance Rights to an Eligible Participant (or their Nominated Parties) (Invitation), it will do so subject to the Company achieving certain milestones (Milestones). The Milestones, the total $value conditionally allocated (at a fair market value per Share to be determined upon exercise), the terms of their exercise and their expiry date will be determined by the Board in its absolute discretion (Performance Rights Terms) and will be communicated to any Eligible Participant by way of letter of offer (Offer Letter).

An Eligible Participant is a Director, consultant or employee of the Company or a subsidiary thereof.

The following is a summary of the key terms and conditions that apply to all Performance Rights:

Entitlements

A Performance Right does not confer upon the holder (Holder) the right to

(a)	receive notices of general meetings and financial reports and accounts of the Company that are circulated to holders of fully paid ordinary shares in the capital of the Company (Members).

(b)	vote or receive dividends.

(c)	a return of capital, whether in a winding up, upon a reduction of capital or otherwise.

(d)	participate in the surplus profit or assets of the Company upon a winding up; or

(e)	participate in new issues of securities such as bonus issues or entitlement issues unless and until the applicable performance milestone is achieved and the Performance Right converts into ordinary shares.

Share ranking

All Shares issued upon exercise of the Performance Rights will upon issue rank pari passu in all respects with all other Shares.

Transfer / transmission of Performance Rights

A Performance Right may not be transferred or encumbered. Unless, on the death or legal incapacity of the Holder, the relevant dealing is effected by force of law to the Holder’s legal personal representative or the Board otherwise determines, a Holder may not dispose of a Performance Right that has been granted to them. The Board may require that a Performance Right be forfeited if a disposal occurs or is purported to occur other than in accordance with these terms.

Participation in new issues

There are no participation rights or entitlements inherent in the Performance Rights and holders will not be entitled to participate in new issues of capital offered to Members during the currency of the Performance Rights.

Adjustment for Reorganisation

If any reorganisation (including consolidation, subdivision, reduction, return or cancellation) of the issued capital of the Company occurs before the expiry of any Performance Right, all rights of a holder of a Performance Right (including the exercise conditions) must be reorganised in accordance with the ASX Listing Rules applying to a reorganisation at the time of the reorganisation (which adjustment formula will apply even where the Company is not admitted to the ASX Official List).

Exercise of Performance Rights

The exercise of a Performance Right is to be effected by the Holder completing and returning an exercise notice which will be attached to the Holder’s Offer Letter (Exercise Notice). Each Performance Right confers upon the Holder the right to be issued a certain number of Shares (as set out in their Offer Letter) following the achievement of the milestones (also as set out in their Offer Letter) (Milestones). The fair market value of Shares to be issued will be as determined by the Board in good faith on such basis as it deems appropriate and applied consistently with respect to all Shares, or another pricing method determined by the Board as at the date the Company receives the Exercise Notice.

Lapse if Milestone not achieved

If the relevant Milestone is not achieved by the due date as set out in the Offer Letter, then the corresponding Performance Rights will automatically lapse on non-satisfaction of the Milestone.

Holding Statement

The Company will issue the Holder with a new holding statement for any Share issued upon exercise of a Performance Right within 10 business days following exercise.

Continued service

A Holder’s entitlement to any Performance Rights in relation to Milestones that have not been met, ceases upon the date that is 3 months after the Holder ceases to be an Eligible Participant. For any Milestone met prior to the date of cessation of service, the Holder remains entitled to exercise the relevant Performance Rights and be issued Shares, regardless of whether the Holder remains an Eligible Participant at the time of exercise. In the event that a Holder is made redundant, their entitlement to Performance Rights (not yet exercised) will be considered at the discretion of the Board.

Control Events

Performance Rights issued to a Holder may be immediately exercised and Shares issued to the Holder at the total discretion of the Board if the Company announces its intention to sell all or substantially all of its business undertakings or assets or if a takeover offer is made for the shares in the Company (subject to that offer becoming unconditional)

Maximum Conversion

Under no circumstances will the Company issue any Performance Rights such that if the number of ordinary shares into which the performance rights will convert if the applicable milestones are achieved is greater than the number of ordinary shares in the Company on the date of issue of the Performance Rights. Where the Company has options or other convertible securities on issue, the Company cannot issue Performance Rights to the extent that the total number of ordinary shares that will be issued if the options are all exercised, the convertible securities are all converted and the applicable milestone is achieved is greater than the number of ordinary shares in the entity on the date of issue of the Performance Rights.

Proxy Voting Form

If you are attending the virtual Meeting please retain this Proxy Voting Form for online Securityholder registration.

Immuron Limited | ABN 80 063 114 045

Your proxy voting instruction must be received by **11.00am (AEDT) on Saturday, 16 November 2024**, being **not later than 48 hours** before the commencement of the Meeting. Any Proxy Voting instructions received after that time will not be valid for the scheduled Meeting.

SUBMIT YOUR PROXY

Complete the form overleaf in accordance with the instructions set out below.

YOUR NAME AND ADDRESS

The name and address shown above is as it appears on the Company's share register. If this information is incorrect, and you have an Issuer Sponsored holding, you can update your address through the investor portal: **https://investor.automic.com.au/#/home** Shareholders sponsored by a broker should advise their broker of any changes.

STEP 1 – APPOINT A PROXY

If you wish to appoint someone other than the Chair of the Meeting as your proxy, please write the name of that Individual or body corporate. A proxy need not be a Shareholder of the Company. Otherwise if you leave this box blank, the Chair of the Meeting will be appointed as your proxy by default.

DEFAULT TO THE CHAIR OF THE MEETING

Any directed proxies that are not voted on a poll at the Meeting will default to the Chair of the Meeting, who is required to vote these proxies as directed. Any undirected proxies that default to the Chair of the Meeting will be voted according to the instructions set out in this Proxy Voting Form, including where the Resolutions are connected directly or indirectly with the remuneration of Key Management Personnel.

STEP 2 - VOTES ON ITEMS OF BUSINESS

You may direct your proxy how to vote by marking one of the boxes opposite each item of business. All your shares will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of shares you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on the items of business, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

APPOINTMENT OF SECOND PROXY

You may appoint up to two proxies. If you appoint two proxies, you should complete two separate Proxy Voting Forms and specify the percentage or number each proxy may exercise. If you do not specify a percentage or number, each proxy may exercise half the votes. You must return both Proxy Voting Forms together. If you require an additional Proxy Voting Form, contact Automic Registry Services.

SIGNING INSTRUCTIONS

Individual: Where the holding is in one name, the Shareholder must sign.
Joint holding: Where the holding is in more than one name, all Shareholders should sign.
Power of attorney: If you have not already lodged the power of attorney with the registry, please attach a certified photocopy of the power of attorney to this Proxy Voting Form when you return it.
Companies: To be signed in accordance with your Constitution. Please sign in the appropriate box which indicates the office held by you.
Email Address: Please provide your email address in the space provided.
By providing your email address, you elect to receive all communications despatched by the Company electronically (where legally permissible) such as a Notice of Meeting, Proxy Voting Form and Annual Report via email.

CORPORATE REPRESENTATIVES

If a representative of the corporation is to attend the Meeting the appropriate 'Appointment of Corporate Representative' should be produced prior to admission. A form may be obtained from the Company's share registry online at https://automicgroup.com.au.

Lodging your Proxy Voting Form:

Online
Use your computer or smartphone to appoint a proxy at https://investor.automic.com.au/#/loginsah or scan the QR code below using your smartphone
Login & Click on 'Meetings'. Use the Holder Number as shown at the top of this Proxy Voting Form.

BY MAIL:
Automic
GPO Box 5193
Sydney NSW 2001

IN PERSON:
Automic
Level 5, 126 Phillip Street
Sydney NSW 2000

BY EMAIL:
meetings@automicgroup.com.au

BY FACSIMILE:
+61 2 8583 3040

All enquiries to Automic:
WEBSITE:
https://automicgroup.com.au

PHONE:
1300 288 664 (Within Australia)
+61 2 9698 5414 (Overseas)

STEP 1 - How to vote

APPOINT A PROXY:

I/We being a Shareholder entitled to attend and vote at the Annual General Meeting of Immuron Limited, to be held virtually at **11.00am (AEDT) on Monday, 18 November 2024 and physically at The Offices of K & L Gates, Level 25, Rialto South Tower, 525 Collins Street Melbourne, Victoria and Virtually** hereby:

Appoint the Chair of the Meeting (Chair) OR if you are not appointing the Chair of the Meeting as your proxy, please write in the box provided below the name of the person or body corporate you are appointing as your proxy or failing the person so named or, if no person is named, the Chair, or the Chair's nominee, to vote in accordance with the following directions, or, if no directions have been given, and subject to the relevant laws as the proxy sees fit and at any adjournment thereof.

The Chair intends to vote undirected proxies in favour of all Resolutions in which the Chair is entitled to vote.

Unless indicated otherwise by ticking the "for", "against" or "abstain" box you will be authorising the Chair to vote in accordance with the Chair's voting intention.

AUTHORITY FOR CHAIR TO VOTE UNDIRECTED PROXIES ON REMUNERATION RELATED RESOLUTIONS

Where I/we have appointed the Chair as my/our proxy (or where the Chair becomes my/our proxy by default), I/we expressly authorise the Chair to exercise my/our proxy on Resolutions 1, 5, 6 and 7 (except where I/we have indicated a different voting intention below) even though Resolutions 1, 5, 6 and 7 are connected directly or indirectly with the remuneration of a member of the Key Management Personnel, which includes the Chair.

VIRTUAL PARTICIPATION AT THE MEETING:

The Company is pleased to provide shareholders with the opportunity to attend and participate in a virtual Meeting through an online meeting platform powered by Automic, where shareholders will be able to watch, listen, and vote online.

To access the virtual meeting:

1. Open your internet browser and go to **investor.automic.com.au**
2. Login with your username and password or click **"register"** if you haven't already created an account. **Shareholders are encouraged to create an account prior to the start of the meeting to ensure there is no delay in attending the virtual meeting**

Further information on how to do this is set out in the Notice of Meeting. The Explanatory Notes that accompany and form part of the Notice of Meeting describe the various matters to be considered.

AUTOMIC

STEP 2 - Your voting direction

	Resolutions	For	Against	Abstain
1	Adoption of Remuneration Report			
2	Re-election of Mr Daniel Pollock			
3	Election of Dr Jeannette Joughin			
4	Approval of increased placement capacity			
5	Approval of the Issue of Options to Dr Jeannette Joughin			
6	Approval of the Issue of Options to Mr Daniel Pollock			
7	Approval of the Issue of Options to Prof. Ravi Savarirayan			

Please note: If you mark the abstain box for a particular Resolution, you are directing your proxy not to vote on that Resolution on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

IMC

STEP 3 – Signatures and contact details

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director / Company Secretary

Contact Name:

Email Address:

Contact Daytime Telephone

Date (DD/MM/YY)

/ /

By providing your email address, you elect to receive all communications despatched by the Company electronically (where legally permissible).